CATHAY PACIFIC

Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone: (852) 2840 8873
Facsimile : (852) 2845 5445
www.cathaypacific.com

Our Ref: CSA/CPA6/5(e)

2nd June 2006

By Registered Airmail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.


06014260

Dear Sir/Madam,

Cathay Pacific Airways Limited (the "Company")
File No. 82-1390

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose herewith a copy of the Company's announcement published today in The Standard for your record.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

David Fu
Company Secretary

DF/FL/df
Encl.

c.c.: Thomas DiVivo,, Assistant Vice President, The Bank of New York (w/e, by e-mail: tdivivo@bankofny.com)
Ms. Kammy Yuen, Assistant Vice President, The Bank of New York, H.K. (w/e, by hand)

P:\Dorisfu - CPA\Letter\CPA6-5-General Correspondence.doc

The Standard Friday, June 2, 2006

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 293)

Announcement
Discloseable Transaction: Purchase of 2 Boeing 777-300ER Aircraft

CPAS has entered into the Supplemental Agreement with Boeing Company, pursuant to which CPAS has agreed to purchase the Boeing Aircraft from Boeing Company.

The Transaction constitutes a discloseable transaction of the Company under the Listing Rules. A circular containing the information required under the Listing Rules will be dispatched to shareholders as soon as practicable.

Background

On 1st June 2006, CPAS and Boeing Company entered into the Supplemental Agreement, pursuant to which CPAS has agreed to purchase the Boeing Aircraft from Boeing Company.

The particulars of the Transaction are summarised as follows:

Agreement: Supplemental Agreement dated 1st June 2006

Parties: (i) CPAS
(ii) Boeing Company

Aircraft to be acquired:
Boeing Aircraft, i.e. 2 Boeing 777-300ER aircraft.

Consideration:

The aircraft basic price comprises the airframe price, optional features prices and engine price. The aircraft basic price of the Boeing Aircraft in aggregate is US$475 million and is subject to price escalation. With regard to the Boeing Aircraft, Boeing Company has granted to CPAS significant price concessions which may be used towards the payment for the Boeing Aircraft. Such price concessions were determined after arm's length negotiations between the parties and as a result, the actual consideration for the Boeing Aircraft is lower than the aircraft basic price mentioned above. The Transaction was negotiated and entered into in accordance with customary business practice. Taking into account all the factors relating to the purchase of aircraft by CPAS, including the market condition, the type, number and delivery schedule of aircraft being purchased, the extent of the price concessions granted to CPAS in the Transaction is comparable with the price concessions that CPAS had obtained in the 2005 Aircraft Purchase. The Company believes that there is no material difference between the effect of the price concessions obtained in the Transaction and the 2005 Aircraft Purchase on the Company's operating costs taken as a whole. It is normal business practice of the global airline industry to disclose the aircraft basic price, instead of the actual price, for aircraft acquisitions. Disclosure of the actual consideration will result in the loss of the significant price concessions and hence a significant negative impact on the Company's cost for the Transaction and will therefore not be in the interest of the Company and the shareholders as a whole. The Company has applied to the Stock Exchange for a waiver from strict compliance of Rules 14.58(4) and 14.64(4) of the Listing Rules in respect of disclosure of the actual consideration of the Boeing Aircraft.

The 2005 Aircraft Purchase constituted a major transaction in respect of which an announcement dated 14th December 2005 was published and a circular dated 22nd December 2005 was sent to shareholders. The purchase of the Boeing Aircraft was not in contemplation at the

Payment and delivery terms:

The consideration for the purchase of each of the Boeing Aircraft is payable in cash in six instalments, with the first five instalments to be paid prior to delivery of each aircraft and the balance, being a substantial portion of the consideration, to be paid upon delivery of the aircraft. The Company is expecting to take delivery of the Boeing Aircraft in 2008.

Source of funding:

The Transaction will be funded through commercial bank loans, other debt instruments of the Company and/or cash generated from the Company's business operations.

Reasons for, and benefits of, the Transaction

The Boeing Aircraft will replenish and expand the fleet capacity of the Company. They will principally serve long-haul destinations in North America and Europe. The Company expects that the Boeing Aircraft will deliver improved payload range capability at competitive operating costs whilst providing high standards of passenger comfort and safety. The Directors consider that the terms of the Transaction are fair and reasonable and in the interests of the shareholders as a whole.

General

The Company confirms that, to the best of the Directors' knowledge, information and belief having made all reasonable enquiries, Boeing Company and its ultimate beneficial owner are third parties independent of and not connected with Cathay Pacific or any of its connected persons.

As the relevant percentage ratio under Rule 14.07 of the Listing Rules for the Transaction is more than 5% but less than 25%, the Transaction constitutes a discloseable transaction, and is therefore not subject to approval by the Company's shareholders under the Listing Rules.

A circular containing the information required under the Listing Rules in relation to the Transaction will be dispatched to shareholders as soon as practicable.

Directors

As at the date of this announcement, the Directors of the Company are:

Executive Directors: Christopher Pratt (Chairman), Robert Atkinson, Philip Chen, Derek Cridland and Tony Tyler;

Non-Executive Directors: Martin Cubbon, Henry Fan, Davy Ho, James Hughes-Hallett, Vernon Moore, Carl Yung and Zhang Xianlin; and

Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

Definitions

"2005 Aircraft Purchase"	The acquisition by CPAS of 12 Boeing 777-300ER aircraft pursuant to the Purchase Agreement.
"Boeing Aircraft"	2 Boeing 777-300ER aircraft to be purchased by CPAS pursuant to the Supplemental Agreement.
"Boeing Company"	The Boeing Company, a corporation organised and existing under the General Corporation Law of the State of Delaware, U.S.A., the principal activity of which is aircraft manufacturing.
"Cathay Pacific" or "Company"	Cathay Pacific Airways Limited, the principal activity of which is the operation of scheduled airline services.
"CPAS"	Cathay Pacific Aircraft Services Limited, a company incorporated in the Isle of Man and wholly owned by Cathay Pacific, the principal activity of which is to act as an aircraft acquisition facilitator.
"Directors"	The directors of the Company.
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange.
"Purchase Agreement"	The aircraft purchase agreement dated 14th December 2005 entered into by CPAS and Boeing Company pursuant to which CPAS has agreed to purchase and Boeing Company has agreed to sell certain Boeing 777-300ER aircraft.
"Stock Exchange"	The Stock Exchange of Hong Kong Limited.
"Supplemental Agreement"	The supplemental agreement dated 1st June 2006 to the Purchase Agreement pursuant to which CPAS has agreed to purchase and Boeing Company has agreed to sell the Boeing Aircraft.
"Transaction"	The acquisition by CPAS of the Boeing Aircraft pursuant to the Supplemental Agreement.

By Order of the Board
Cathay Pacific Airways Limited
David Fu
Company Secretary
Hong Kong, 1st June 2006


SWIRE


CATHAY PACIFIC